Filed by Huntsman Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Huntsman Corporation

Commission File No.: 001-32427

The following is a presentation relating to the proposed transaction between Olin Corporation and Huntsman Corporation provided to employees of Huntsman Corporation on June 16, 2026.

A Merger of Equals: Olin and Huntsman June 16, 2026

2 Legal Disclaimer Merger of Equals: Olin and Huntsman Additional Information and Where to Find It This presentation may be deemed to be solicitation material in respect of the proposed transaction between Olin Corporation (“Olin”) and Huntsman Corporation (“Huntsman”). In connection with the proposed transaction, Olin intends to file with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 in connection with the proposed issuance of shares of Olin’s common stock pursuant to the proposed transaction, which Form S-4 will include a joint proxy statement/prospectus of Olin and Huntsman. INVESTORS AND STOCKHOLDERS OF OLIN AND HUNTSMAN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE TRANSACTION. This presentation is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that Olin or Huntsman may file with the SEC and send to its stockholders in connection with the proposed transaction. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed with the SEC by Olin and Huntsman (when they become available) from the SEC’s website at www.sec.gov, from Olin’s investor relations webpage at https://olin.com/investors/investors-overview or Huntsman’s investor relations webpage at https://www.huntsman.com/investors. Participants in the Solicitation Olin, Huntsman, their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Olin’s stockholders and Huntsman’s stockholders in favor of the proposed transaction. Information about Olin’s directors and executive officers is set forth in Olin’s Proxy Statement on Schedule 14A for its 2026 Annual Meeting of stockholders, which was filed with the SEC on March 20, 2026, its Annual Report on Form 10-K, which was filed with the SEC on February 20, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on [March 20, 2026, May 5, 2026, May 19, 2026 and June 3, 2026]. Information about Huntsman’s directors and executive officers is set forth in the Huntsman Proxy Statement on Schedule 14A for its 2026 Annual Meeting of stockholders, which was filed with the SEC on March 16, 2026, its Annual Report on Form 10-K, which was filed with the SEC on February 18, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statement of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on [June 3, 2026]. Additional information concerning the interests of potential participants in the solicitation of proxies in connection with the proposed transaction, which may, in some cases, be different than those of Olin’s stockholders or Huntsman’s stockholders generally, will be set forth in the registration statement and the joint proxy statement/prospectus relating to the proposed transaction. Cautionary Statement Regarding Forward-Looking Statements This presentation contains “forward-looking statements”. These statements relate to analyses and other information that are based on management’s beliefs, certain assumptions and forecasts made by management, and current expectations, estimates and projections. Such forward-looking statements include statements regarding the proposed combination between Olin and Huntsman, the future results of the combined company and the benefits anticipated to be realized from the proposed combination, the impact of the transaction on the combined company’s business, projections as to the amount and timing of synergies and the closing date for the transaction, and other uncertainties and contingencies in connection with the foregoing. The statements contained in this communication that are not statements of historical facts may include “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “outlook,” “project,” “estimate,” “forecast,” “optimistic,” “target” and variations of such words and similar expressions in this presentation to identify such forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from these forward-looking statements. Risks and uncertainties include, but are not limited to: (i) the risk that the proposed transaction may not achieve some or all of the anticipated benefits and that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by Olin’s or Huntsman’s stockholders; (iii) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (iv) the possibility that competing offers or acquisition proposals may be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (vi) the effect of the announcement or pendency of the proposed transaction on Olin’s or Huntsman’s ability to attract, motivate or retain key executives and associates, their ability to maintain relationships with customers, vendors, service providers and others with whom they do business, or their operating results and business generally; (vii) risks related to the proposed transaction diverting management’s attention from Olin’s and Huntsman’s ongoing business operations; (viii) the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; (ix) business, industry and operational risks applicable to Olin and/or Huntsman, including (a) sensitivity to economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the sectors served by Olin and/or Huntsman; (b) declines in average selling prices for Olin’s and/or Huntsman’s products and the supply/demand balance for Olin’s and/or Huntsman’s products, including the impact of excess industry capacity; (c) unsuccessful execution of Olin’s and/or Huntsman’s operating models; (d) failure to control costs and inflation impacts or failure to achieve targeted cost reductions; (e) availability of and/or higher-than-expected costs of raw material, energy, transportation, and/or logistics; (f) Olin’s and/or Huntsman’s reliance on a limited number of suppliers for specified feedstock and services and their reliance on third-party transportation; (g) the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of labor disruptions and production hazards; (h) exposure to physical risks associated with climate-related events or increased severity and frequency of severe weather events; (i) the failure or an interruption, including cyber-attacks, of Olin’s and/or Huntsman’s information technology systems; (j) risks associated with Olin’s and/or Huntsman’s international sales and operations, including economic, political or regulatory changes; (k) weak industry conditions affecting Olin’s and/or Huntsman’s ability to comply with the financial maintenance covenants in its debt agreements; (l) Olin’s and/or Huntsman’s indebtedness and debt service obligations; (m) failure to identify, attract, develop, retain and motivate qualified employees throughout the respective organizations and ability to manage executive officer and other key senior management transitions; (n) adverse conditions in the credit and capital markets, limiting or preventing Olin’s and/or Huntsman’s ability to borrow or raise capital; (o) Olin’s and/or Huntsman’s inability to complete future acquisitions or joint venture transactions or successfully integrate them into the business; (p) the effects of any declines in global equity markets on asset values and any declines in interest rates or other significant assumptions used to value the liabilities in, and funding of, Olin’s and/or Huntsman’s pension plans; and (q) Olin’s and/or Huntsman’s long-range plan assumptions not being realized, causing a non-cash impairment charge of long-lived assets; and (x) legal, environmental and regulatory risks, including (a) changes in, or failure to comply with, legislation or government regulations or policies, including changes regarding Olin’s and/or Huntsman’s ability to manufacture or use certain products and changes within the international markets in which Olin and/or Huntsman operate; (b) new regulations or public policy changes regarding the transportation of hazardous chemicals and the security of chemical manufacturing facilities; (c) unexpected outcomes from legal or regulatory claims and proceedings; (d) costs and other expenditures in excess of those projected for environmental investigation and remediation or other legal proceedings; and (e) various risks associated with Olin’s Lake City U.S. Army Ammunition Plant contract and performance under other governmental contracts. All of Olin’s and Huntsman’s forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to Olin or Huntsman or that Olin or Huntsman consider immaterial could affect the accuracy of the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions, which are difficult to predict and many of which are beyond the control of Olin and/or Huntsman. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. A further list and descriptions of these risks, uncertainties, and other factors can be found in Olin’s filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at https://olin.com or on request from Olin and in Huntsman’s filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at https://www.huntsman.com or on request from Huntsman. Any forward-looking statement made in this release speaks only as of the date of this presentation. Neither Olin or Huntsman undertake any obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise. Important Note about Combined and Non-GAAP Financial Information The projected financial information for the combined businesses of Olin and Huntsman is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of Olin or Huntsman. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of Olin’s and Huntsman’s respective filings with the SEC. This presentation also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), such as adjusted EBITDA, pro forma revenue, run-rate synergies and net leverage ratio. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, or as a substitute for, the comparable GAAP measures. There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. Olin and Huntsman caution you not to place undue reliance on these non-GAAP financial measures.

Merger of Equals: Olin and Huntsman

What is happening?

HUNTSMAN
Enriching lives through innovation

TRANSACTION STRUCTURE

- All-stock merger of equals
- Huntsman shareholders to receive 0.5476 shares in Olin for every 1 share in Huntsman
- Post transaction ownership split: 54.5% Olin shareholders/ 45.5% Huntsman shareholders

NAME AND HEADQUARTERS

- Company name: OlinHuntsman Corporation
- Corporate headquarters: The Woodlands, Texas

EXPECTED SYNERGIES

- $300M+ synergy and integration benefits by year 3
- $100M+ additional raw material integration benefits in 2031
- ~$125M cash tax benefits from accelerated tax Net Operating Losses

TIMING / APPROVALS

- Expected transaction closing in H1 2027
- Approved by the Boards of Directors at both companies
- Subject to regulatory approvals and the approval of both companies' shareholders

BALANCED GOVERNANCE & LEADERSHIP

CHAIRMAN OF THE BOARD [1]
Peter Huntsman



CHIEF EXECUTIVE OFFICER
Kenneth Lane



CHIEF FINANCIAL OFFICER
Phil Lister



CHIEF INTEGRATION OFFICER
Todd Slater



BOARD OF DIRECTORS

5 from existing Olin Board (incl. CEO)

Chair of Compensation and Chair of Governance Committees

5 from existing Huntsman Board (incl. Chairman)

Chair of Audit and Chair of Integration Committees

1) Non-Executive Chairman

3

▪ Chemicals and materials markets are increasingly global, capital intensive and cost competitive ▪ Larger scale allows more efficient operations, investing through cycles, and serving customers more reliably ▪ Transaction creates a $12B+ North American chemicals leader with complementary Europe and APAC footprint ▪ Olin is current supplier of main feedstocks for all 3 divisions ▪ Vertical integration will enable the combined company to better compete across business cycles, products, and regions ▪ Improved earnings stability, margin profile and cash flow generation ▪ Structurally lower and more stable cost position will improve financial performance through the cycle ▪ Expected $400M+ synergy and integration benefits will underpin financial performance Why are we doing this? Merger of Equals: Olin and Huntsman ▪ Combined company will benefit from highly experienced leadership and closely aligned corporate cultures ▪ Huntsman and Olin have proven track record of successfully integrating companies Improved cost competitiveness through vertical integration Larger scale and scope Greater financial stability Shared focus on value creation 4

Merger of Equals: Olin and Huntsman

Who is Olin?

Olin ESSENTIAL SOLUTIONS

A diversified commodity chemicals manufacturer with a strong position in essential, high-volume industrial markets in 3 business divisions:


Chlor Alkali Products & Vinyls

Bleach | Caustic Soda
Chlorine | Chlorinated Organics
Hydrochloric Acid | Hydrogen
Potassium Hydroxide
Vinyls


Epoxy

Allylics | Aromatics
Composite Systems
Curing Agents & Hardeners
Liquid & Solid Epoxy Resins
Reactive Diluents


Winchester Ammunition

Ammunition for Sporting, Defense, and Law Enforcement
Industrial Products
Clay Targets

Olin Key Facts*

Founded in **1892**

$6.8B 2025 revenues

~7,700 associates

Operations in **15+** countries

Customers in **~100** countries

*Source: www.olin.com

5

Stronger Together: Increased Scale to Compete in Diverse and Growing End Markets Merger of Equals: Olin and Huntsman Source: Company Filings 1. Including run-rate annual synergies of $400M+ U.S. and Canada 56% APAC 18% Europe 17% Rest of World 9% $12.5B Revenue $0.9B | $1.3B EBITDA COMBINED COMPANY GEOGRAPHIC MIX 2025% 2025 Revenue COMBINED COMPANY FINANCIALS 2025 (1) ~14,000 Associates + KEY END MARKETS Aerospace | Automotive | Consumer | Construction & Infrastructure | Defense | Electronics | Energy | Industrial | Pulp and Paper | Water Treatment 6

Merger of Equals: Olin and Huntsman

Creating a Stronger, More Diversified Platform With Differentiated Downstream Capabilities

HUNTSMAN
Enriching lives through innovation

Selected Integrated Value Chains

Current Olin Strength | Current Huntsman Strength | External


ECU → POLYURETHANES
Chlor Alkali
Chlorine
Caustic Soda
Phosgene
MDI
Polyol
Polyurethane
Formulated Systems
ECU → AMINES
Chlor Alkali
Chlorine
Ethylene
Caustic Soda
EDC
Amines
ECU → EPOXIES
Chlor Alkali
Caustic Soda
Chlorine
Phenol / Acetone
EPI / BPA / BPF
Commodity Resin
Specialty Resin
Formulated Systems

Select growth end markets


Aerospace
Automotive
Construction & Infrastructure
Consumer
Electronics
Energy
Industrial
Water Treatment

- Higher value ECU optionality
- Utilize lower-cost producer economics to compete globally
- Improve profitability and resilience in all market environments
- Grow with customers at multiple points in the value chain

7

MDI = Methylene Diphenyl Diisocyanate, EDC = Ethylene Dichloride, EPI = Epichlorohydrin, BPA = Bisphenol A, BPF = Bisphenol F

▪ Nothing changes today; we’re creating a stronger and more resilient company. ▪ The vast majority of the approximately 14,000 associates between the two companies will remain as part of a stronger and more competitive company providing more opportunities. ▪ There will be some duplication of roles, including in corporate and administrative areas, resulting in job reductions, and those reductions are part of the publicly announced targeted synergies. ▪ Upon completion of the merger, for a period of at least 12 months, Huntsman associates will receive compensation that is no less favorable than before the merger and benefits that are substantially comparable. How does this affect me? Merger of Equals: Olin and Huntsman For now, nothing changes, including associates’ roles, pay, or benefits Merger is targeted to close in 1H 2027 8

The exact timing of each step will vary, but the transaction is targeted to close in 1H 2027. As milestones are reached, more information will be shared through official channels. Key Milestones to Closing Merger of Equals: Olin and Huntsman June 16, 2026 Both companies need shareholder approval Announce Agreement Preliminary Proxy Statement Receive Shareholder Approval Required Regulatory Filings File with U.S. Securities and Exchange Commission and resolve any questions File, resolve questions, and receive approvals 9

Next Steps: Business As Usual Merger of Equals: Olin and Huntsman ▪ Day-to-day business continues as normal, separate and independent ▪ Continue working safely and ethically, in line with our business conduct guidelines ▪ Follow normal processes and current reporting lines ▪ Use only approved, publicly shared information about the merger ▪ Avoid speculation or spreading rumors ▪ Escalate external questions to the correct contacts: ▪ Customers: Appropriate Commercial Director ▪ Media inquiries: Corporate Communications ([***]) ▪ Shareholder inquiries: Investor Relations ([***] or [***]) 10

Staying safe and focused during periods of change Merger of Equals: Olin and Huntsman 11 Here are a few quick reminders to stay safe and focused during periods of change: ▪Pause and breathe – Even 30 seconds of deep breathing can help reset your focus. ▪ Don’t rush – Workplace change often makes us hurry. Slow down, follow procedures, and double-check your actions. ▪Speak up – If you're feeling overwhelmed, talk to a teammate or manager. We work better and safer together. ▪Take short breaks – A quick mental reset can improve attention and reduce risk. Remember: Being safe isn’t just about physical hazards — it’s also about mental clarity. Employee Assistance Program: Available 24/7/365 www.resourcesforliving.com International: Login: [***] U.S: Login: [***] Password: [***] Password: [***] 10

Q&A

Appendix

Manufacturing R&D Center Technical Service Center Winchester Pisticci, Italy Roberta, GA Zhangjiagang, Chinese Mainland Rheinmünster, Germany Baltringen, Germany Stade, Germany Freeport, TX São Paulo, Brazil Shanghai, Chinese Mainland Plaquemine, LA Henderson, NV Santa Fe Springs, CA St. Gabriel, LA McIntosh, AL Charleston, TN Oxford, MS Augusta, GA East Alton, IL Lake City, MO Bécancour, QC Niagara Falls, NY Lemont, IL Coal Twp., PA Dalton, GA Webb City, MO San Bernardino, CA Taipei, Taiwan Manitowoc, WI Russellville, AR Knox, IN Victoria, Australia Olin’s Global Manufacturing Footprint Merger of Equals: Olin and Huntsman